SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2012.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Consolidated Financial Results (April 1, 2011 – March 31, 2012) filed with the Tokyo Stock Exchange on Thursday May 10, 2012.
2.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2012”
3.	English press release entitled, “Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation”
4.	English press release entitled, “Announcement Regarding Management Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 10, 2012	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

Consolidated Financial Results

April 1, 2011 – March 31, 2012

May 10, 2012

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 82.19 to $1.00, the approximate exchange rate prevailing at March 31, 2012.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

              haruyasu_yamada@orix.co.jp

Material Contained in this Report

The Company’s financial information for the fiscal year from April 1, 2011 to March 31, 2012 filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2011 to March 31, 2012

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights for the Years Ended March 31, 2012 and 2011

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change
March 31, 2012	972,884	2.7%	125,195	66.3%	130,484	39.9%	86,150	28.1%
March 31, 2011	946,878	6.3%	75,296	149.5%	93,301	66.4%	67,275	78.2%

“Comprehensive Income (Loss) Attributable to ORIX Corporation” was ¥86,294 million for the fiscal year ended March 31, 2012 (year-on-year change was a 59.9% increase) and ¥53,956 million for the fiscal year ended March 31, 2011.

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*3	Operating Margin
March 31, 2012	801.33	670.34	6.3%	1.5%	12.9%
March 31, 2011	625.88	527.75	5.1%	1.1%	8.0%

“Equity in Net Income of Affiliates” was a net gain of ¥1,972 million for the fiscal year ended March 31, 2012 and a net gain of ¥16,806 million for the fiscal year ended March 31, 2011.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:	“Return on Assets” is calculated based on “Income before Income Taxes and Discontinued Operations”.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2012	8,354,874	1,435,872	1,396,137	16.7%	12,984.69
March 31, 2011	8,581,582	1,341,028	1,319,341	15.4%	12,273.11

*Note 4:	“Shareholders’ Equity” refers to “ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” and “Shareholders’ Equity Per Share” are calculated based on “ORIX Corporation Shareholders’ Equity.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
March 31, 2012	332,994	41,757	(318,477)	786,892
March 31, 2011	212,380	251,598	(363,590)	732,127

2. Dividends for the Years Ended March 31, 2012 and 2011 (Unaudited)

	Dividends Per Share	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2012	90.00	9,676	11.2%	0.7%
March 31, 2011	80.00	8,599	12.8%	0.7%

3. Targets for the Year Ending March 31, 2013 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change	Basic Earnings Per Share
March 31, 2013	1,030,000	5.9%	100,000	16.1%	930.04

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 110,254,422 as of March 31, 2012, and 110,245,846 as of March 31, 2011.

2. The number of treasury stock shares was 2,732,701 as of March 31, 2012, and 2,747,344 as of March 31, 2011.

3. The average number of shares was 107,509,490 for the fiscal year ended March 31, 2012, and 107,488,998 for the fiscal year ended March 31, 2011. For further details, see “Per Share Data” on page 18.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Period Ended March 31, 2012

		Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012	Change	Year on Year Change
Total Revenues	(millions of yen)	946,878	972,884	26,006	3%
Income Before Income Taxes	(millions of yen)	93,301	130,484	37,183	40%
Net Income Attributable to ORIX Corporation	(millions of yen)	67,275	86,150	18,875	28%
Earnings Per Share (Basic)	(yen)	625.88	801.33	175.45	28%
(Diluted)	(yen)	527.75	670.34	142.59	27%
ROE*	(%)	5.1	6.3	1.2	—
ROA*	(%)	0.82	1.02	0.2	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation for the period to average ORIX Corporation Shareholders’ Equity.
Note 2:	ROA is the ratio of Net Income Attributable to ORIX Corporation for the period to average Total Assets.

Economic Environment

The global economy continued to show moderate recovery. However, growth in emerging economies is starting to slow due to the protracted European debt issue and delayed economic recovery in advanced economies. Against this backdrop, 2012 is set to be a milestone year for politics with elections and changes in the top leadership of major nations and with economic policy of each country expected to be a focus of attention. Also, geopolitical risk continues to be seen in the Middle East and East Asia.

In the United States, despite factors such as rising oil prices placing limits on spending, business sentiment is improving and consumer spending continues to remain strong as employment steadily continues to improve.

Financial concerns continue in peripheral nations of the European Union, affecting the financial and capital markets. Despite avoiding a further escalation of the sovereign debt crisis through monetary supply policy initiated by the European Central Bank in February, the underlying issues have yet to be resolved.

Emerging economies in Asia continue to experience stable growth, yet the specter of inflation continues to lurk beneath the surface. The rate of growth in emerging Asian economies is slowing due to the softness of the European and United States economies, amid efforts by each country to support its economy through monetary easing.

The Japanese economy is showing a moderate recovery from the decline that followed the Great East Japan Earthquake (hereinafter “the earthquake”), and recovery in production activity is starting to be seen. The historic appreciation of yen is showing signs of easing due to such measures as the Bank of Japan’s monetary policy meeting in February, but it continues to place a squeeze on economic recovery.

Overview of Business Performance (April 1, 2011 to March 31, 2012)

Total Revenues for the consolidated fiscal year ended March 31, 2012 (hereinafter “the fiscal year”) increased 3% to ¥972,884 million compared to ¥946,878 million during the previous fiscal year. Interest on loans and investment securities decreased compared to the previous fiscal year in line with a decrease in the balance of installment loans and gains on sales of real estate under operating leases decreased compared to the previous fiscal year due to the absence of the sale of a large-scale logistics facility that was recorded during the previous fiscal year. However, operating lease revenues increased compared to the previous fiscal year primarily due to an increase in aircraft operating lease revenues in the Overseas Business segment as well as from increased revenue from re-leased automobiles, and life insurance premiums and related investment income compared to the previous fiscal year due to strong sales of medical and cancer insurance to retail customers.

Total expenses decreased 3% to ¥847,689 million compared to ¥871,582 million during the previous fiscal year. Both interest expense and provision for doubtful receivables and probable loan losses decreased compared to the previous fiscal year due to a decrease in the balance of liabilities and a decrease in the amount of non-performing loans, respectively. In addition, write-downs of securities decreased mainly due to a decrease in write-downs recorded for non-marketable securities compared to the previous fiscal year.

Equity in net income (loss) of affiliates decreased 88% to ¥1,972 million compared to ¥16,806 million during the previous fiscal year. A write-down was recorded for the investment in the equity-method affiliate Monex Group, Inc.

As a result of the foregoing, income before income taxes and discontinued operations for the fiscal year increased 40% to ¥130,484 million compared to ¥93,301 million during the previous fiscal year, and net income attributable to ORIX Corporation increased 28% to ¥86,150 million compared to ¥67,275 million during the previous fiscal year.

Segment Information

Compared to the previous fiscal year ended March 31, 2011, segment profit increased for all segments excluding the

Retail segment.

In line with a change in management classification, the environment and energy-related businesses, which were previously included in the Corporate Financial Services segment, have been included in the Investment and Operation segment since the second consolidated period.

Due to these changes, reclassified figures are shown for the fiscal year ended March 31, 2011 (See page 17(7), “Segment Information”).

Segment information for the fiscal year is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and the commission business for the sale of financial products.

Segment revenue decreased 9% to ¥72,449 million compared to ¥79,305 million during the previous fiscal year. This is due to a decrease in installment loan revenues in line with a decrease in the average balance of installment loans as a result of selective new loan origination continuing from the previous fiscal year despite robust direct financing lease revenues and the acquisition of Kyuko-Lease Inc.

Similarly, segment expenses decreased compared to the previous fiscal year, resulting from decreases in provision for doubtful receivables and probable loan losses and interest expense.

As a result of the foregoing, segment profit increased 115% to ¥21,532 million compared to ¥10,035 million in the previous fiscal year.

Segment assets decreased 7% compared to March 31, 2011 to ¥898,776 million due to declines in installment loans despite an increase in investment in direct financing leases.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and

IT-related equipment.

Capital expenditures by domestic corporations are gradually recovering from a post-earthquake decline. Although the business environment is not optimistic, Maintenance Leasing segment revenue has remained stable due to ORIX’s ability to provide customers with high value-added services that meet corporate customers’ cost reduction needs.

Segment revenue continued to remain robust, increasing 3% to ¥231,951 million compared to ¥225,830 million during the previous fiscal year due to solid revenues from operating leases including the sales of used automobiles. On the other hand, segment expenses have remained flat year on year due to a reduction in selling, general and administrative expenses offsetting an increase in costs of operating leases.

As a result of the foregoing, segment profit increased 32% to ¥34,710 million compared to ¥26,203 million during the previous fiscal year.

Segment assets increased 7% compared to March 31, 2011 to ¥537,782 million due to increased investment in operating leases and direct financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing; facility operation; REIT asset management; and real estate investment and advisory services.

The office building market is still in an adjustment phase. However, investors such as J-REITs and overseas investors are starting to consider the acquisition of new properties. Under this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales.

A post-earthquake drop in sales was feared in the residential condominium market, but contract completion rates continue to remain above the key 70% benchmark in the Tokyo and Osaka metropolitan areas. Under these conditions, the number of condominiums delivered increased to 2,180 units from 1,616 units during the previous fiscal year.

The real estate operating business, which consists of various businesses such as Japanese inns, golf courses and training facilities, had stable revenues despite a small portion of facilities having experienced decreased revenues due to the earthquake.

Segment revenue increased 2% to ¥222,631 million compared to ¥217,590 million during the previous fiscal year due to an increase in real estate sales from an increase in the delivery of condominium units, increased operating business revenue and increased operating lease revenue from enhanced leasing activities, despite a decrease in gains on sales of real estate under operating leases.

Segment expenses increased compared to the previous fiscal year due to increased costs of real estate sales and increased operating business expenses offsetting decreases in interest expense and write-downs of real estate-related securities.

As a result of the foregoing, segment profit for the fiscal year was ¥1,349 million compared to ¥54 million during the previous fiscal year.

Segment assets decreased 11% compared to March 31, 2011 to ¥1,369,220 million due to reductions of investment in securities (including specified bonds), installment loans and real estate under operating leases.

Investment and Operation Segment

This segment consists of loan servicing (asset recovery), principal investment, venture capital and the environment and energy-related businesses.

The domestic IPO market is gradually recovering, and there continue to be steady corporate realignment activities such as mergers, acquisitions and de-listings.

Segment revenue decreased 18% to ¥73,293 million compared to ¥89,595 million during the previous fiscal year due to decreased revenue in line with the sales of consolidated subsidiaries during the previous fiscal year offsetting gains on investment securities from the sale of Aozora Bank shares and robust collection and fee revenues in the servicing business.

Similarly, segment expenses decreased compared to the previous fiscal year due to the effects of the sales of consolidated subsidiaries during the previous fiscal year in addition to decreases in write-downs of securities.

Segment profit increased 21% to ¥15,983 million compared to ¥13,212 million during the previous fiscal year due to an increase in profits from equity-method affiliates, despite a decrease in gains on sales of subsidiaries.

As a result of the foregoing, segment assets decreased 7% compared to March 31, 2011 to ¥471,145 million resulting from a decrease in installment loans.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

Life insurance premiums grew steadily in the life insurance business due to an increase in the number of policies in force.

Both individual home loans and corporate lending steadily increased in the banking business, and both revenue and profit increased.

As a result of the foregoing, segment revenue increased 8% to ¥160,071 million compared to ¥148,768 million during the previous fiscal year. However, the recognition of a write-down on the investment in the equity-method affiliate Monex Group, Inc. in addition to an increase in segment expenses, including insurance-related expenses and selling, general and administrative expenses resulted in segment profit decreasing 8% to ¥21,825 million compared to ¥23,777 million during the previous fiscal year.

Segment assets increased 5% compared to March 31, 2011 to ¥1,738,454 million due to increases in installment loans and investment in securities which more than offset a decrease in investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

In the United States, business sentiment is improving and consumer spending continues to remain strong as employment continues to steadily improve. Meanwhile, stable growth continues in the Asian region, although there is the possibility of a short-term adjustment phase in response to concerns regarding inflation and the effects of economic weakness in Europe.

Segment revenue increased 6% to ¥187,240 million compared to ¥176,875 million during the previous fiscal year due to direct financing leases in Asia, automobile and aircraft operating leases, in addition to continued strong gains on sales of investment securities in the United States.

Segment expenses remained flat year-on-year due to a decrease in selling, general and administrative expenses offsetting an increase in interest expense.

As a result of the foregoing, segment profit increased 9% to ¥49,768 million compared to ¥45,639 million during the previous fiscal year.

Segment assets remained flat compared to March 31, 2011 at ¥986,762 million due to sales of municipal bonds in the United States offsetting increases from investments in a water company in China and a life insurance company in South Korea, in addition to the consolidation of an automobile-related service company in India.

ORIX has almost no exposure to assets or investments in Europe that are cause for credit risk concern and there is no direct impact on either segment profit or segment assets stemming from the European financial problems.

Outlook and Forecast for the Fiscal Year Ending March 31, 2013

Based on the operating environment described above and management policies described further below, ORIX Corporation targets total revenues of ¥1,030,000 million (up 5.9% year on year) and net income attributable to ORIX Corporation of ¥100,000 million (up 16.1% year on year) for the fiscal year ending March 31, 2013.

The Corporate Financial Services segment is aiming to increase profitability by further accelerating the “Finance + Services” strategy and capturing new business opportunities through strengthened cooperation with group companies.

The Maintenance Leasing segment revenues are forecasted to be stable through the expansion of high value-added services and allocation of resources to growth areas.

The Real Estate segment aims for an enhanced stable revenue base through the promotion of its real estate operating business and asset management business while continuing to reduce assets.

The Investment and Operation segment aims for stable revenues through business expansion capitalizing on loan servicing expertise, capturing new investment opportunities and promoting investments in the environment and energy areas.

Within the Retail segment, both the life insurance and banking businesses expect profit contributions from further business expansion. Also, in the card loan business, ORIX Bank and ORIX Credit are expected to contribute through consolidated management.

The Overseas Business segment aims revenue growth in both the U.S. and Asian region through strengthened fee business in the U.S. and expansion of the leasing business and new investment in Asia.

Although forward-looking statements in this document such as forecasts are attributable to current information available to ORIX Corporation and are based on assumptions deemed rational by ORIX Corporation, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures and predictions.

Various factors that could cause these figures and predictions to differ materially include, but are not limited to, those described under “Risk Factors” in the March 31, 2011 Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Qualitative Information Regarding Consolidated Financial Condition

Assets, Liabilities, Shareholders’ Equity and Cash Flow Information

		Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012	Change	Year on Year Change
Total Assets	(millions of yen)	8,581,582	8,354,874	(226,708)	(3%)
(Segment Assets)		6,142,818	6,002,139	(140,679)	(2%)
Total Liabilities	(millions of yen)	7,206,652	6,881,369	(325,283)	(5%)
(Long- and Short-term Debt)		5,009,901	4,725,453	(284,448)	(6%)
(Deposits)		1,065,175	1,103,514	38,339	4%
Shareholders’ Equity*	(millions of yen)	1,319,341	1,396,137	76,796	6%
Shareholders’ Equity Per Share	(yen)	12,273.11	12,984.69	711.58	6%

Note 3: Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets decreased 3% to ¥8,354,874 million from ¥8,581,582 million on March 31, 2011. Investment in Direct Financing Leases increased due to the acquisition of Kyuko-Lease Inc. However, installment loans decreased due to selective new loan origination continuing from the previous fiscal year. Also, investment in securities decreased due to a decrease in trading securities overseas and specified bonds in Japan, and investment in affiliates decreased due to the recognition of a write-down. Segment assets decreased 2% compared to March 31, 2011 to ¥6,002,139 million.

The balance of interest-bearing liabilities is controlled at an appropriate level depending on assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long- and short-term debt decreased compared to March 31, 2011.

Shareholders’ equity increased 6% compared to March 31, 2011 to ¥1,396,137 million primarily due to an increase in retained earnings.

Summary of Cash Flows

Cash and cash equivalents increased by ¥54,765 million to ¥786,892 million compared to March 31, 2011.

Cash flows from operating activities provided ¥332,994 million during the fiscal year, up from ¥212,380 million during the previous fiscal year resulting primarily from an increase in net income compared to the previous fiscal year, a decrease in trading securities, in addition to the non-cash revenue and expense items such as depreciation and amortization, provision for doubtful receivables and probable loan losses, equity in net income of affiliates (excluding interest on loans), write-downs of long-lived assets and write-downs of securities.

Cash flows from investing activities provided ¥41,757 million during the fiscal year, having provided ¥251,598 million during the previous fiscal year due to a decrease in principal collected on installment loans.

Cash flows from financing activities used ¥318,477 million during the fiscal year, having used ¥363,590 million during the previous fiscal year due to a decrease in repayment of debt with maturities longer than three months.

Trend in Cash Flow-Related Performance Indicators

	March 31, 2011	March 31, 2012
Shareholders’ Equity Ratio	15.4%	16.7%
Shareholders’ Equity Ratio based on Market Value	9.8%	10.2%
Interest-bearing Debt to Cash Flow Ratio	28.6	17.5
Interest Coverage Ratio	1.7 times	3.0 times

Shareholders’ Equity Ratio: ORIX Corporation Shareholders’ Equity/Total Assets

Shareholders’ Equity Ratio based on Market Value: Total Market Value of Listed Shares/Total Assets

Interest-bearing Debt to Cash Flow Ratio: Interest bearing Debt/Cash Flow

Interest Coverage Ratio: Cash Flow/Interest Payments

Note 4:	All figures have been calculated on a consolidated basis.
Note 5:	Total market value of listed shares has been calculated based on the number of outstanding shares excluding treasury stock.
Note 6:	Cash flow refers to cash flows from operating activities.
Note 7:	Interest-bearing debt refers to short- and long- term debt and deposits listed on the consolidated balance sheets.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2012

ORIX believes that securing profits from its businesses, primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, assists in sustaining profit growth while maintaining financial stability, and leading to increased shareholder value.

Regarding dividends, ORIX responds to shareholder expectations by increasing shareholder value through mid- to long-term profit growth and steady distribution of profit.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and financial situation.

Given the policy outlined above and the current operating environment, the annual dividend will be 90 yen per share, up from 80 yen in the previous year.

Dividend distribution is scheduled once a year as a year-end dividend.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2012, no additional items have arisen concerning “Risk Factors” found in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 24, 2011.

2. Management Policies

(1) Management’s Basic Policy

The ORIX Group’s corporate philosophy and management policy are shown below.

Corporate Philosophy

The ORIX Group is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.

Management Policy

•	The ORIX Group strives to meet the diverse needs of its customers and to deepen trust by constantly developing superior services.

•	The ORIX Group aims to strengthen its base of operations and achieve sustained growth by integrating the ORIX Group’s resources to promote synergies amongst different units.

•

The ORIX Group makes efforts to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	The ORIX Group aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

(2) Target Performance Indicators

In its pursuit of sustained growth, the ORIX Group will use the following performance indicators: Net income attributable to ORIX Corporation to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. ORIX aims to achieve its medium-term goal of 10% ROE by striving to increase capital efficiency through quality asset expansion to capture business opportunities along with increased asset efficiency by strengthening profit-earning opportunities such as fee-based and other businesses.

Three-year trends in performance indicators are as follows.

		March 31, 2010	March 31, 2011	March 31, 2012
Net Income Attributable to ORIX Corporation	(millions of yen)	37,757	67,275	86,150
ROE	(%)	3.1	5.1	6.3
ROA	(%)	0.47	0.82	1.02

(3) Medium and Long-Term Corporate Management Strategies

The ORIX Group believes that it is vital to respond to changes in the market environment with agility and flexibility. The ORIX Group consists of six business segments (Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business) that represent a wide range of businesses, and Group-wide risk is controlled through a diversified business portfolio. While domestic and international financial institutions were forced to record large losses due to the financial crisis, ORIX was able to secure profits through the complimentary nature of its diversified portfolio.

Also, from a funding standpoint, ORIX continues to maintain a stable financial base characterized by roughly 50% of funding from financial institutions, solid relationships with over 200 domestic and international financial institutions, and a high percentage of long-term debt maintained through the issuance of bonds.

Going forward, ORIX will continue its pursuit of the mid-term management strategies of increasing the pace of “Finance + Services” and “Embracing growth in emerging markets including Asia” while focusing on expanding operations through business portfolio diversification. Additionally, ORIX aims for “Growth and Innovation of Current Businesses” by restructuring the current business platform and capturing new business opportunities in response to the changing environment.

•

Increase the pace of “Finance + Services”: After the occurrence of structural changes in the finance business environment caused by the financial crisis, providing additional high value-added services has been deemed essential for pursuing increased profitability in the finance business. The ORIX Group is already providing “Finance + Services” through its maintenance leasing service and loan servicing operations. Going forward, ORIX will capitalize on its accumulated Group client base, know-how and expertise to develop new business areas and provide more advanced services.

•

“Embracing growth in emerging markets including Asia”: As significant economic growth is observed in emerging markets, business expansion in Asia, especially China, is vital for company growth. ORIX Group will embrace growth in these countries by expanding operations capitalizing on local subsidiaries and partner networks it has established in emerging markets including Asia in addition to leveraging its successful investment track record.

•

“Growth and Innovation of Current Businesses”: The domestic and overseas environment surrounding the ORIX Group is changing dramatically. In order to achieve further growth, ORIX must change the business models. ORIX will provide products and services valued by customers and society through Group-wide collaboration that transcends the division level, and restructuring its business platform to capture new business opportunities.

Overviews and strategies for the six segments are as follows.

Segment	Business Overview	Business Strategies
Corporate Financial Services Segment	Lending, leasing, commission business for the sale of financial products	• Increase the pace of “Finance + Services” • Expand the client base through strengthened cooperation with group companies • Capture business opportunities presented by the changing environment

Maintenance Leasing Segment	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing	• Continue Group-wide sales activities • Expand high value-added services and allocate resources to growth areas • Improve profitability by streamlining operations and controlling costs

Real Estate Segment	Real estate development, rentals and financing, facility operation, REIT asset management, real estate investment and advisory services

•        Expand business based on the real estate value chain

•        Expand the stable revenue base by improving the profitability of rental assets and strengthening the operating business

•        Enhance the asset management business to expand fee-business and promote joint-investment with outside investors

Investment and Operation Segment	Loan servicing (asset recovery), principal investment, venture capital and the environment and energy-related businesses

•        Capture profit opportunities capitalizing on servicer expertise and strengthen the corporate rehabilitation business

•        Capture opportunities for new investment and reestablish portfolio

•        Invest in the energy and environmental field, and promote business operation

Retail Segment	Life insurance, banking, and card loan business

•        Life Insurance: Develop distinctive new products and enhance the agency network

•        Banking: Create a balanced portfolio

•        ORIX Credit: Expand business with current high-tier clients and pursue new guarantees

Overseas Business Segment	Leasing, lending, investment in bonds, investment banking and ship- and aircraft-related operations

•        U.S.: Continue to strengthen “Finance + Services” based on a high level of expertise

•        Expansion of leasing business and new investment centered on Asia

•        Accumulate quality assets in the ship and aircraft related business

(4) Corporate Challenges to be Addressed

The operating environment surrounding ORIX is dramatically changing in line with structural changes in society such as strong growth of emerging nations together with low growth of developed nations, contraction of the financial market, new financial regulations and global warming. It is vital for ORIX Group to continue to maintain and develop a business structure that flexibly and swiftly adapts to such a rapidly changing operating environment. Specifically, ORIX will adapt to the changing operating environment by taking the following three steps.

1.	Further advancement of risk management

2.	Pursue transactions that are both socially responsible and economically viable

3.	Create a fulfilling workplace

1.	Further advancement of risk management: Further enhance the thorough and transparent monitoring and control of each business in accordance with its characteristics while diversifying the business based on increasing the pace of “Finance + Services” and “Embracing growth in emerging markets including Asia” in line with the changing operating environment. ORIX will also strive to strengthen financial stability.

2.	Pursue transactions that are both socially responsible and economically viable: Pursue transactions that are socially responsible from a compliance and environmental standpoint while providing products and services that are valued by clients and improving ORIX Group profitability.

3.	Create a fulfilling workplace: Focus on ORIX’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or type of employment.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2011 and 2012)

(Unaudited)

(millions of yen, millions of US$)

Assets	March 31, 2011	March 31, 2012	U.S. dollars March 31, 2012

Cash and Cash Equivalents	732,127	786,892	9,574
Restricted Cash	118,065	123,295	1,500
Time Deposits	5,148	24,070	293
Investment in Direct Financing Leases	830,853	900,886	10,961
Installment Loans	2,983,164	2,769,898	33,701
(The amount of ¥19,397 million of installment loans as of March 31, 2012 is measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(154,150)	(136,588)	(1,662)
Investment in Operating Leases	1,270,295	1,309,998	15,939
Investment in Securities	1,175,381	1,147,390	13,960
Other Operating Assets	235,430	224,092	2,726
Investment in Affiliates	373,376	331,717	4,036
Other Receivables	182,013	188,108	2,289
Inventories	108,410	79,654	969
Prepaid Expenses	44,551	39,547	481
Office Facilities	102,403	123,338	1,501
Other Assets	574,516	442,577	5,385

Total Assets	8,581,582	8,354,874	101,653

Liabilities and Equity

Short-Term Debt	478,633	457,973	5,572
Deposits	1,065,175	1,103,514	13,426
Trade Notes, Accounts Payable and Other Liabilities	304,354	290,465	3,534
Accrued Expenses	118,359	110,057	1,339
Policy Liabilities	398,265	404,586	4,923
Current and Deferred Income Taxes	182,501	105,202	1,280
Security Deposits	128,097	142,092	1,729
Long-Term Debt	4,531,268	4,267,480	51,922

Total Liabilities	7,206,652	6,881,369	83,725

Redeemable Noncontrolling Interests	33,902	37,633	458

Commitments and Contingent Liabilities

Common Stock	143,995	144,026	1,752
Additional Paid-in Capital	179,137	179,223	2,181
Retained Earnings	1,141,559	1,217,851	14,818
Accumulated Other Comprehensive Income (Loss)	(96,180)	(96,056)	(1,169)
Treasury Stock, at Cost	(49,170)	(48,907)	(595)

Total ORIX Corporation Shareholders’ Equity	1,319,341	1,396,137	16,987

Noncontrolling Interests	21,687	39,735	483

Total Equity	1,341,028	1,435,872	17,470

Total Liabilities and Equity	8,581,582	8,354,874	101,653

	March 31, 2011	March 31, 2012	U.S. dollars March 31, 2012
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	11,503	16,145	196
Defined benefit pension plans	(11,098)	(14,343)	(175)
Foreign currency translation adjustments	(95,574)	(95,692)	(1,164)
Net unrealized gains (losses) on derivative instruments	(1,011)	(2,166)	(26)

	(96,180)	(96,056)	(1,169)

(2) Condensed Consolidated Statements of Income

(For the Years Ended March 31, 2011 and 2012)

(Unaudited)

(millions of yen, millions of US$)

	Year ended March 31, 2011	Period -over- period (%)	Year ended March 31, 2012	Period -over- period (%)	U.S. dollars Year ended March 31, 2012
Total Revenues :	946,878	106	972,884	103	11,837

Direct financing leases	51,211	103	50,934	99	620
Operating leases	280,913	103	297,422	106	3,619
Interest on loans and investment securities	169,932	126	147,888	87	1,799
Brokerage commissions and net gains on investment securities	21,119	90	26,911	127	327
Life insurance premiums and related investment income	118,315	102	128,307	108	1,561
Real estate sales	54,741	135	61,029	111	743
Gains on sales of real estate under operating leases	5,103	75	2,215	43	27
Other operating revenues	245,544	99	258,178	105	3,141

Total Expenses :	871,582	101	847,689	97	10,314

Interest expense	122,765	151	110,868	90	1,349
Costs of operating leases	186,740	99	189,333	101	2,304
Life insurance costs	91,426	99	95,353	104	1,160
Costs of real estate sales	58,930	126	59,534	101	724
Other operating expenses	142,241	105	150,071	106	1,826
Selling, general and administrative expenses	199,044	94	191,873	96	2,334
Provision for doubtful receivables and probable loan losses	31,103	43	19,215	62	234
Write-downs of long-lived assets	17,400	249	15,167	87	185
Write-downs of securities	21,747	92	16,470	76	200
Foreign currency transaction loss (gain), net	186	20	(195)	—	(2)

Operating Income	75,296	250	125,195	166	1,523

Equity in Net Income of Affiliates	16,806	201	1,972	12	24
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	1,199	7	3,317	277	41

Income before Income Taxes and Discontinued Operations	93,301	166	130,484	140	1,588

Provision for Income Taxes	26,143	124	44,631	171	543

Income from Continuing Operations	67,158	192	85,853	128	1,045

Discontinued Operations:
Income from discontinued operations, net	12,220		1,279		15
Provision for income taxes	(6,771)		1,410		17

Discontinued operations, net of applicable tax effect	5,449	91	2,689	49	32

Net Income	72,607	177	88,542	122	1,077

Net Income Attributable to the Noncontrolling Interests	2,373	337	(332)	—	(4)

Net Income Attributable to the Redeemable Noncontrolling Interests	2,959	120	2,724	92	33

Net Income Attributable to ORIX Corporation	67,275	178	86,150	128	1,048

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements–Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Years Ended March 31, 2011 and 2012)

(Unaudited)

(millions of yen, millions of US$)

	Year ended March 31, 2011	Year ended March 31, 2012	U.S. dollars Year ended March 31, 2012
Net Income :	72,607	88,542	1,077

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	7,663	5,121	62
Net change of defined benefit pension plans	(2,006)	(3,247)	(40)
Net change of foreign currency translation adjustments	(21,186)	(1,392)	(16)
Net change of unrealized gains (losses) on derivative instruments	(782)	(1,170)	(14)
Total other comprehensive income (loss)	(16,311)	(688)	(8)

Comprehensive Income (Loss)	56,296	87,854	1,069

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	1,734	(849)	(10)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	606	2,409	29

Comprehensive Income (Loss) Attributable to ORIX Corporation	53,956	86,294	1,050

(4) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2011 and 2012)

(Unaudited)

	(millions of yen)

	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2010	143,939	178,661	1,104,779	(79,459)	(49,236)	1,298,684	17,777	1,316,461

Cumulative effect of applying new accounting standards for the consolidation of variable interest entities			(22,495)	(3,406)		(25,901)	4,233	(21,668)

Balance at April 1, 2010	143,939	178,661	1,082,284	(82,865)	(49,236)	1,272,783	22,010	1,294,793
Contribution to subsidiaries						—	3,864	3,864
Transaction with noncontrolling interests		200		4		204	(2,450)	(2,246)
Comprehensive income (loss), net of tax:
Net income			67,275			67,275	2,373	69,648
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				7,605		7,605	58	7,663
Net change of defined benefit pension plans				(2,006)		(2,006)	—	(2,006)
Net change of foreign currency translation adjustments				(18,118)		(18,118)	(715)	(18,833)
Net change of unrealized gains (losses) on derivative instruments				(800)		(800)	18	(782)

Total other comprehensive income (loss)						(13,319)	(639)	(13,958)

Total comprehensive income (loss)						53,956	1,734	55,690

Cash dividends			(8,061)			(8,061)	(3,471)	(11,532)
Conversion of convertible bond	7	7				14	—	14

Exercise of stock options	49	49				98	—	98
Compensation cost of stock options		142				142	—	142
Acquisition of treasury stock					(70)	(70)	—	(70)
Other, net		78	61		136	275	—	275

Balance at March 31, 2011	143,995	179,137	1,141,559	(96,180)	(49,170)	1,319,341	21,687	1,341,028

Contribution to subsidiaries						—	21,503	21,503
Transaction with noncontrolling interests		52		(20)		32	(502)	(470)
Comprehensive income (loss), net of tax:
Net income			86,150			86,150	(332)	85,818
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				4,642		4,642	479	5,121
Net change of defined benefit pension plans				(3,245)		(3,245)	(2)	(3,247)
Net change of foreign currency translation adjustments				(98)		(98)	(979)	(1,077)
Net change of unrealized gains (losses) on derivative instruments				(1,155)		(1,155)	(15)	(1,170)

Total other comprehensive income (loss)						144	(517)	(373)

Total comprehensive income (loss)						86,294	(849)	85,445

Cash dividends			(8,599)			(8,599)	(2,104)	(10,703)
Conversion of convertible bond	3	3				6	—	6
Exercise of stock options	28	27				55	—	55
Acquisition of treasury stock					(1)	(1)	—	(1)
Other, net		4	(1,259)		264	(991)	—	(991)

Balance at March 31, 2012	144,026	179,223	1,217,851	(96,056)	(48,907)	1,396,137	39,735	1,435,872

*	Changes in the redeemable noncontrolling interests are not included in the table.

(4) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2011 and 2012)

(Unaudited)

	(millions of US$)

	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2011	1,752	2,180	13,889	(1,170)	(598)	16,053	263	16,316

Contribution to subsidiaries						—	262	262
Transaction with noncontrolling interests		1		0		1	(6)	(5)
Comprehensive income (loss), net of tax:
Net income			1,048			1,048	(4)	1,044
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				56		56	6	62
Net change of defined benefit pension plans				(40)		(40)	0	(40)
Net change of foreign currency translation adjustments				(1)		(1)	(12)	(13)
Net change of unrealized gains (losses) on derivative instruments				(14)		(14)	0	(14)

Total other comprehensive income (loss)						1	(6)	(5)

Total comprehensive income (loss)						1,049	(10)	1,039

Cash dividends			(105)			(105)	(26)	(131)
Conversion of convertible bond	0	0				0	—	0
Exercise of stock options	0	0				0	—	0
Acquisition of treasury stock					0	0	—	0
Other, net		0	(14)		3	(11)	—	(11)

Balance at March 31, 2012	1,752	2,181	14,818	(1,169)	(595)	16,987	483	17,470

*	Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2011 and 2012)

(Unaudited)

(millions of yen, millions of US$)

	Year ended March 31, 2011	Year ended March 31, 2012	U.S. dollars Year ended March 31, 2012
Cash Flows from Operating Activities:
Net income	72,607	88,542	1,077
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	166,484	168,233	2,047
Provision for doubtful receivables and probable loan losses	31,103	19,215	234
Increase (Decrease) in policy liabilities	(11,692)	6,321	77
Equity in net income of affiliates (excluding interest on loans)	(14,337)	(889)	(11)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(1,199)	(3,317)	(41)
Gains on sales of available-for-sale securities	(4,867)	(8,918)	(109)
Gains on sales of real estate under operating leases	(5,103)	(2,215)	(27)
Gains on sales of operating lease assets other than real estate	(9,968)	(14,721)	(179)
Write-downs of long-lived assets	17,400	15,167	185
Write-downs of securities	21,747	16,470	200
Increase in restricted cash	(6,659)	(5,188)	(63)
Decrease (Increase) in trading securities	(28,372)	55,173	671
Decrease in inventories	27,596	26,830	328
Decrease (Increase) in other receivables	16,006	(7,893)	(96)
Increase (Decrease) in trade notes, accounts payable and other liabilities	(22,042)	22,760	277
Other, net	(36,324)	(42,576)	(518)

Net cash provided by operating activities	212,380	332,994	4,052

Cash Flows from Investing Activities:
Purchases of lease equipment	(561,919)	(603,060)	(7,337)
Principal payments received under direct financing leases	384,288	348,549	4,241
Installment loans made to customers	(719,190)	(741,570)	(9,023)
Principal collected on installment loans	1,130,718	918,565	11,176
Proceeds from sales of operating lease assets	159,369	174,139	2,119
Investment in affiliates, net	36,945	17,808	217
Proceeds from sales of investment in affiliates	4,622	2,864	35
Purchases of available-for-sale securities	(742,816)	(654,873)	(7,968)
Proceeds from sales of available-for-sale securities	340,634	279,367	3,399
Proceeds from redemption of available-for-sale securities	310,594	361,881	4,403
Purchases of other securities	(48,538)	(44,654)	(543)
Proceeds from sales of other securities	25,614	24,832	302
Purchases of other operating assets	(14,219)	(17,282)	(210)
Acquisitions of subsidiaries, net of cash acquired	(46,554)	(9,252)	(113)
Sales of subsidiaries, net of cash disposed	12,685	7,554	92
Other, net	(20,635)	(23,111)	(282)

Net cash provided by investing activities	251,598	41,757	508

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(72,584)	(59,769)	(727)
Proceeds from debt with maturities longer than three months	1,488,199	1,488,111	18,106
Repayment of debt with maturities longer than three months	(1,918,774)	(1,782,081)	(21,682)
Net increase in deposits due to customers	166,012	40,288	490
Cash dividends paid to ORIX Corporation shareholders	(8,061)	(8,599)	(105)
Contribution from noncontrolling interests	—	20,258	246
Cash dividends paid to redeemable noncontrolling interests	(6,008)	(1,079)	(13)
Net decrease in call money	(8,000)	(10,000)	(122)
Other, net	(4,374)	(5,606)	(68)

Net cash used in financing activities	(363,590)	(318,477)	(3,875)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(7,348)	(1,509)	(19)

Net increase in Cash and Cash Equivalents	93,040	54,765	666
Cash and Cash Equivalents at Beginning of Year	639,087	732,127	8,908

Cash and Cash Equivalents at End of Year	732,127	786,892	9,574

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

1. Segment Information by Sector

(millions of yen, millions of US$)

	Year Ended March 31, 2011		Year Ended March 31, 2012		U.S. dollars Year Ended March 31, 2012		March 31, 2011	March 31, 2012	U.S. dollars March 31, 2012
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	79,305	10,035	72,449	21,532	881	262	968,327	898,776	10,935
Maintenance Leasing	225,830	26,203	231,951	34,710	2,822	422	502,738	537,782	6,543
Real Estate	217,590	54	222,631	1,349	2,709	16	1,539,814	1,369,220	16,659
Investment and Operation	89,595	13,212	73,293	15,983	892	194	506,011	471,145	5,733
Retail	148,768	23,777	160,071	21,825	1,948	266	1,653,704	1,738,454	21,152
Overseas Business	176,875	45,639	187,240	49,768	2,278	606	972,224	986,762	12,006

Segment Total	937,963	118,920	947,635	145,167	11,530	1,766	6,142,818	6,002,139	73,028

Difference between Segment Total and Consolidated Amounts	8,915	(25,619)	25,249	(14,683)	307	(178)	2,438,764	2,352,735	28,625

Consolidated Amounts	946,878	93,301	972,884	130,484	11,837	1,588	8,581,582	8,354,874	101,653

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

In line with a change in management classification, the environment and energy-related businesses, which were previously included in the Corporate Financial Services segment have been included in the Investment and Operation segment since the second consolidated period.

Due to these changes, the reclassified figures are shown for the year ended March 31, 2011.

2. Geographic Information

(millions of yen, millions of US$)

	Year Ended March 31, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	771,403	138,975	82,772	(46,272)	946,878
Income before Income Taxes	62,477	18,411	24,633	(12,220)	93,301

	Year Ended March 31, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	768,955	130,717	95,360	(22,148)	972,884
Income before Income Taxes	77,439	26,894	27,430	(1,279)	130,484

	U.S. dollars Year Ended March 31, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	9,356	1,590	1,160	(269)	11,837
Income before Income Taxes	942	327	334	(15)	1,588

Note 1:	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Oceania and Middle East

(8) Per Share Data

(For the Year Ended March 31, 2011 and 2012)

(Unaudited)

	March 31, 2011	March 31, 2012	U.S. dollars March 31, 2012
	(millions of yen, millions of US$)
Income Attributable to ORIX Corporation from Continuing Operations	61,787	84,055	1,023
Effect of Dilutive Securities -
Convertible Bond	2,393	2,364	28

Income from Continuing Operations for Diluted EPS Computation	64,180	86,419	1,051

(thousands of shares)
Weighted-Average Shares	107,489	107,509
Effect of Dilutive Securities -
Convertible Bond	24,412	24,411
Stock options	107	123

Weighted-average Shares for Diluted EPS Computation	132,008	132,043

(yen, US$)
Earnings Per Share for Income Attributable to ORIX Corporation from Continuing Operations
Basic	574.83	781.84	9.51
Diluted	486.19	654.47	7.96

(yen, US$)
Shareholders’ Equity Per Share	12,273.11	12,984.69	157.98

*	In fiscal 2011, the diluted EPS calculation excludes stock options for 1,139 thousand shares, as they were antidilutive.
In fiscal 2012, the diluted EPS calculation excludes stock options for 982 thousand shares, as they were antidilutive.

Significant Accounting Policies

(Application of New Accounting Standards)

There is no significant change from the description in Form 20-F filed on June 24, 2011.

(Subsequent Events)

On April 26, 2012, the Company entered into an agreement with Sumitomo Mitsui Banking Corporation, (hereinafter, “SMBC”) to transfer all shares (4,004,824 shares, 51% of outstanding) of ORIX Credit Corporation (hereinafter, “ORIX Credit”) held by SMBC, resulting in the reclassification of ORIX Credit from equity-method affiliate to a wholly-owned subsidiary of the Company.

May 10, 2012

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2012

TOKYO, Japan – May 10, 2012 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced the resolution regarding the expected dividend amount for the fiscal year ended March 31, 2012. The dividend amount will be formally decided at a meeting of the Board of Directors held on May 22, 2012, after a statutory audit of the financial reports for the fiscal year ended March 31, 2012.

Dividend Details

	Amount Decided	Dividend Paid for the Fiscal Year Ended March 31, 2011
Record Date	March 31, 2012	March 31, 2011
Dividend Per Share	90 yen	80 yen
Total Dividend Amount	9,676 million yen	8,599 million yen
Effective Date	June 4, 2012	June 2, 2011
Source of Dividend	Retained earnings	Retained earnings

Basic Profit Distribution Policy and Reason for Changing Per Share Dividend

ORIX believes that securing profits from its businesses primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, assists in sustaining profit growth while maintaining financial stability, leading to increased shareholder value.

Regarding dividends, ORIX responds to shareholder expectations through increasing shareholder value through mid-to long-term profit growth and steady distribution of profit.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and financial situation.

Given the policy outlined above and the current operating environment, the annual dividend will be 90 yen per share, up from 80 yen in the previous fiscal year. Dividend distribution is scheduled once a year as a fiscal year-end dividend.

-more-

Reference:

Dividend Per Share
Record Date	Interim	Fiscal Year End	Yearly
Current Fiscal Year	—	90 yen	90 yen
Previous Fiscal Year (March 31, 2011)	—	80 yen	80 yen

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2011 – March 31, 2012.”

-end-

May 10, 2012

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Candidates for Director

and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan – May 10, 2012 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement that the Nominating Committee has decided the candidates for Director. The nominations are scheduled to be finalized at the 49th Annual General Meeting of Shareholders of the Company on June 25, 2012.

The Company announced today that it has decided the composition of the Audit, Nominating and Compensation Committees in a Board of Directors meeting held today. All three Committees are to be formed entirely by outside directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 49th Annual General Meeting of Shareholders of the Company on June 25, 2012.

Candidates for the 13 director positions (including 6 Outside Directors) are as follows:

Yoshihiko Miyauchi	Hirotaka Takeuchi (Outside Director)
Makoto Inoue	Takeshi Sasaki (Outside Director)
Haruyuki Urata	Eiko Tsujiyama (Outside Director)
Hiroaki Nishina	Robert Feldman (Outside Director)
Kazuo Kojima	Takeshi Niinami (Outside Director)
Yoshiyuki Yamaya	Nobuaki Usui (Outside Director) – newly nominated –
Tamio Umaki

Details on Candidates for Outside Director

Nobuaki Usui (Born January 1, 1941)

April 1965	Entered Finance Ministry (now Ministry of Finance)
May. 1995	Director-General of the Tax Bureau, Ministry of Finance
Jan. 1998	Commissioner, National Tax Agency
Jul. 1999	Administrative Vice Minister, Ministry of Finance
Jan. 2003	Governor & CEO, National Life Finance Corporation
Dec. 2008	Chairman, The Japan Research Institute, Limited
Jun. 2011	Advisor, The Japan Research Institute, Limited
Outside Auditor, KONAMI CORPORATION

Basis for candidacy for appointment as an Outside Director

Mr. Nobuaki Usui is a candidate for Outside Director. He served successively as the Administrative Vice Minister of Ministry of Finance and the Governor & CEO of National Life Finance Corporation. He has a wealth of knowledge and experience as a finance and tax expert, and is independent from the management engaged in the operations. The Company wishes for Mr. Usui to use his knowledge and experience to oversee the management.

Hirotaka Takeuchi (Born October 16, 1946)

Sep. 1977	Lecturer at the Graduate School of Business Administration at Harvard University
Apr. 1983	Assistant Professor, Hitotsubashi University’s School of Commerce
Apr. 1987	Professor, Hitotsubashi University’s School of Commerce
Apr. 1998	Dean of the Graduate School of International Corporate Strategy, Hitotsubashi University
Jun. 2000	Corporate Auditor of ORIX
Jun. 2003	Retired Corporate Auditor
Jun. 2004	Outside Director of ORIX
Mar. 2005	Outside Director of Trend Micro Incorporated
Apr. 2008	Outside Director of Integral Corporation
Apr, 2010	Professors emeritus, Hitotsubashi University
Jul. 2010	Professor at the Graduate School of Business Administration at Harvard University

Basis for candidacy for appointment as an Outside Director

Mr. Hirotaka Takeuchi is a candidate for Outside Director. He served successively as the Dean of Hitotsubashi University Graduate School of International Corporate Strategy, currently serves as a professor of the Graduate School of Business Administration at Harvard University, is knowledgeable in the areas of corporate strategy, and is independent from the management engaged in the operations. He has actively expressed his opinions and made proposals during deliberations at the Nominating Committee and Compensation Committee from the standpoint of overall strategy, based on his wide-ranging experience and knowledge. The Company wishes for Mr. Takeuchi to use his knowledge and experience to oversee the management.

Takeshi Sasaki (Born July 15, 1942)

Apr. 1968	Assistant Professor at the University of Tokyo, School of Law
Nov. 1978	Professor at the University of Tokyo, School of Law
Apr. 1991	Professor at the University of Tokyo Graduate Schools for Law and Politics
Apr. 1998	Dean of the University of Tokyo Graduate Schools for Law and Politics and School of Law
Apr. 2001	President of the University of Tokyo
Apr. 2005	Professor at Gakushuin University, Faculty of Law, Department of Politics
Jun. 2006	Outside Director of East Japan Railway Co., Outside Director of ORIX
Jun. 2007	Outside Director of TOSHIBA Corp.

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Sasaki is a candidate for Outside Director. He served successively as the President of the University of Tokyo and the President of the Japan Association of National Universities (currently, incorporated). He has a wealth of experience in university reform, is knowledgeable in a wide range of issues in politics and society in general that affect the company’s management, and is independent from the management engaged in the operations. As Chairman of the Nominating Committee, he has actively expressed his opinions and made proposals, leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations. The Company wishes for Mr. Sasaki to use his knowledge and experience to oversee the management.

Eiko Tsujiyama (Born December 11, 1947)

Aug. 1980	Assistant Professor, Ibaraki University’s School of Humanities
Jan. 1982	Visiting Fellow, Columbia Business School
Apr. 1985	Assistant Professor, Musashi University’s School of Economics
Apr. 1991	Professor, Musashi University’s School of Economics
Sep. 1993	Visiting Fellow, University of Cambridge
Apr. 1996	Dean, Musashi University’s School of Economics
Apr. 2003	Professor, Waseda University’s School of Commerce and the Graduate School of Commerce
Apr. 2008	Outside Auditor, Mitsubishi Corporation
Jun. 2010	Outside Director of ORIX
Oct. 2010	Dean, Waseda University’s Graduate School of Commerce
May. 2011 Jun. 2011 Jun. 2012	Outside Auditor, Lawson, Inc Outside Auditor, NTT DOCOMO, INC Outside Auditor, Shiseido Company, Limited (Scheduled)

Basis for candidacy for appointment as an Outside Director

Ms. Eiko Tsujiyama is a candidate for Outside Director. She serves as a professor of Waseda University’s School of Commerce and the Graduate School of Commerce, has served on government and institutional finance and accounting councils both in Japan and overseas, has extensive knowledge as a professional accountant, and is independent from the management engaged in the operations. As Chairman of the Audit Committee, she receives periodic reports from the Company’s internal audit unit, and has actively expressed her opinions and made proposals, while leading discussions on the effectiveness of the Company’s internal control system. The Company wishes for Ms. Tsujiyama to use her knowledge and experience to oversee the management.

Robert Feldman (Born June 12, 1953)

Jul, 1973	Joined Nomura Research Institute, Ltd., Intern
Jul, 1981	Visiting Scholar, Bank of Japan
Oct, 1983	Economist, International Monetary Fund
Apr, 1990	The chief economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
Feb, 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Jun. 2010	Outside Director of ORIX

Basis for candidacy for appointment as an Outside Director

Mr. Robert Feldman is a candidate for Outside Director. He currently serves as Managing Director head of Japan Economic Research at Morgan Stanley, and as an economist, has a deep understanding of the environment and events of business management both in Japan and overseas, and is independent from the management engaged in the operations. He has been actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Nominating Committee, pointing to important matters regarding company management, from a global perspective based on his wide-ranging experience and knowledge. The Company wishes for Mr. Feldman to use his knowledge and experience to oversee the management.

Takeshi Niinami (Born January 30, 1959)

Apr. 1981	Joined Mitsubishi Corporation
Jun. 1995	President of Sodex Corporation
Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
May. 2002 Mar. 2005	President and Executive Officer, Lawson, Inc President and CEO, Lawson, Inc
Apr. 2006 Jun. 2010	Outside Director, ACCESS, Co, Ltd. Outside-Director of ORIX

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Niinami is a candidate for Outside Director. He currently serves as President and CEO of Lawson, Inc., has broad knowledge of corporate management, and is independent from the management engaged in the operations. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, and Compensation Committee, pointing to important matters regarding company management by using his managerial decision making skills based on his wide-ranging experience and knowledge. The Company wishes for Mr. Niinami to use his knowledge and experience to oversee the management.

Nominating Committee

5 Members (Outside Directors: 5)

Chairman: Takeshi Sasaki

Members: Hirotaka Takeuchi, Robert Feldman, Takeshi Niinami, and Nobuaki Usui (newly nominated)

Audit Committee

3 Members (Outside Directors: 3)

Chairman: Eiko Tsujiyama

Members: Takeshi Sasaki and Nobuaki Usui (newly nominated)

Compensation Committee

5 Members (Outside Directors: 5)

Chairman: Robert Feldman

Members: Hirotaka Takeuchi, Takeshi Sasaki, Eiko Tsujiyama and Takeshi Niinami

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2011 – March 31, 2012.”

-end-

May 10, 2012

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Management Changes

TOKYO, Japan –May 10, 2012 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes.

New Position	Present Position	Name
Changes Effective as of June 25, 2012
Outside-Director	—	Nobuaki Usui
—	Outside-Director	Yoshinori Yokoyama

About ORIX

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2011 – March 31, 2012.”

-end-